UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  000-56482

                               CUSIP: 37892L 106

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GlobalTech Corporation
Full name of registrant

3550 Barron Way Suite 13a, Reno. NV 89511

Address of Principal Executive Office (Street and Number)

N/A

(Former name or former address, if changed since last report)

PART II - RULES 12b-25 (b) AND (c)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

GlobalTech Corporation (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed date for the reasons described below:

On March 20, 2024, M/s Crowe Hussain Chaudhary & Co Chartered Accountants resigned as an independent registered public accounting firm of GlobalTech Corporation (the “Company”) and in its place, on March 25, 2024, M/s Saeed Kamran & Co was appointed as an independent registered public accounting firm.

The Company is unable to file its 2023 Form 10-K within the prescribed period without unreasonable effort or expense as the Company needs additional time to provide information to its newly appointed independent registered public accounting firm “M/s Saeed Kamran & Co” necessary to complete the audit of the financial statements for the year ended December 31, 2023. The Company currently expects to file the 2023 Form 10-K within the fifteen calendar days from prescribed period as permitted pursuant to Rule 12b-25.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Dana Green	775	624-4817
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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GlobalTech Corporation

has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2024	/s/ Dana Green
Chief Executive Officer

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